Exhibit 21.1
Subsidiaries of the Registrant

Company	Ownership	State of Incorporation
The State Bank	100%	Michigan

Davison State Bank	100%	Michigan

Community Bank Services, Inc.	100% by The State Bank	Michigan

Fentura Mortgage Company	100% by The State Bank	Michigan

West Michigan Community Bank	100%	Michigan

West Michigan Mortgage, LLC	100% by West Michigan Community Bank	Michigan

Community Insurance Services, Inc.	100% by West Michigan Community Bank	Michigan